                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13e-4)
                                (AMENDMENT NO. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        CORE MOLDING TECHNOLOGIES, INC.
                       (Name of Subject Company (issuer))

              CORE MOLDING TECHNOLOGIES, INC. (OFFEROR AND ISSUER)
        (Names of Filing Persons (identifying status as offeror, issuer or other person))

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                     218683
                      (CUSIP Number of Class of Securities)

                               HERMAN F. DICK, JR.
                              800 MANOR PARK DRIVE
                              COLUMBUS, OHIO 43228
                                 (614) 870-5000
          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            Calculation of Filing Fee

  Transaction valuation*                                       Amount of filing fee
        $2,489,438                                                  $201.40**

* Calculated solely for the purposes of determining the filing fee. This amount assumes that options to purchase 1,171,500 shares of common stock of Core Molding Technologies, Inc., having a weighted average exercise price of $2.125, will be tendered pursuant to this offer. The amount of the filing fee, calculated as $80.90 per $1,000,000 of the aggregate offering amount, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #11, effective February 25, 2003.

** Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                           Amount Previously Paid:   $201.40
                                                   -----------------------------

                           Form or Registration No.: Schedule TO
                                                     ---------------------------

                           Filing Party:  Core Molding Technologies, Inc.
                                         ---------------------------------------

                           Date Filed: June 6, 2003
                                       -----------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]    third-party tender offer subject to Rule 14d-1.

[X]    issuer tender offer subject to Rule 13e-4.

[ ]    going-private transaction subject to Rule 13e-3.

[ ]    amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on June 6, 2003 (the "Original Filing"), relating to the offer by Core Molding Technologies, Inc., a Delaware corporation (the "Company"), to acquire all outstanding options to purchase shares of the Company's common stock, par value $0.01 per share, and in return grant to those individuals who accept the Company's offer new stock options for 95% of the number of shares covered by their existing stock options carrying an option price equal to the greater of
(i) $1.70 per share or (ii) the market price of the Company's common stock at the time of the grant of the new options.

ITEM 1.  SUMMARY TERM SHEET

Item 1 of the Original Filing is hereby amended as follows:

         1. The response to "Can I withdraw my tender?" shall be amended to read as follows:

                           "A tender may be withdrawn at any time prior to 5:00
                  p.m., Eastern Time, July 31, 2003, by delivering to the Company a written notice of withdrawal. The written notice must state the number of tendered old options that are being withdrawn and an affirmative statement that those old options are being withdrawn. In addition, if the Company does not accept your options for participation in the offering by August 4, 2003, the 40th business day from the commencement of the offering, you may withdraw such options at any time after August 4, 2003 in accordance with the procedure outlined above."

         2. The following sentence shall be added to the end of the response to "What is the procedure for accepting the offer?":

                           "We will send you a confirmation promptly upon
                  receipt of your letter of transmittal and other documents that may be required (and in any event not later than three business days from the Expiration Date)."

         3. The following question and response shall be added at the end of Item 1:

                  "When does the offer expire?

                           The offer expires on July 31, 2003 at 5:00 p.m.,
                  Eastern Time, unless otherwise extended by the Company."

ITEM 2. SUBJECT COMPANY INFORMATION

                           Item 2(c) of the Original Filing shall be amended by
                  adding the following:

                           "The following table presents the high and low sales
                  prices for the Company's common stock for the first quarter of 2003:

                                                   2003
                                       ---------------------------
             Quarter                   High                    Low
             -------                   ----                    ---
               1st                    $1.50                   $1.04

         As of June 26, 2003, the last reported sale price of the Company's common stock, as reported by the American Stock Exchange, was $1.94 per share.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

                  Item 8(a) shall be amended in its entirety to read as follows:

                  (a) Securities ownership. The following is a list of the executive officers and directors of the Company:

                  Malcom M. Prine, Chairman of the Board of Directors
                  James L. Simonton, President, Chief Executive Officer and Director
                  Kevin L. Barnett, Vice President-Manager Columbus Operations and Secretary
                  Stephen J. Klestinec, Vice President Sales and Marketing Herman F. Dick, Jr., Treasurer and Chief Financial Officer Thomas R. Cellitti, Director
                  James F. Crowley, Director
                  Ralph O. Hellmold, Director
                  Thomas M. Hough, Director

                  As of June 27, 2003, the named directors and executive officers as a group held options to purchase a total of 670,000 common shares. These options represented approximately 57.2% of the common shares subject to all options outstanding as of that date.

                  Details of the options held by executive officers and directors are as follows:

                         NAME OF                                       OPTIONS TO PURCHASE       PERCENTAGE OF
                      BENEFICIAL OWNER                                    COMMON SHARES          TOTAL OPTIONS
         -----------------------------------                         (NUMBER OF COMMON SHARES)   OUTSTANDING
                                                                     -------------------------   -----------

         Kevin L. Barnett..........................................              100,000             8.5%
         Thomas R. Cellitti........................................               35,000             3.0%
         James F. Crowley..........................................               35,000             3.0%
         Herman F. Dick, Jr........................................               40,000             3.4%
         Ralph O. Hellmold.........................................               35,000             3.0%
         Thomas M. Hough...........................................               35,000             3.0%
         Stephen J. Klestinec......................................              100,000             8.5%
         Malcolm M. Prine..........................................              105,000             9.0%
         James L. Simonton.........................................              185,000            15.8%
         All directors, nominees and executive officers as a group
            (9 persons)............................................              670,000            57.2%

                  All of the above-referenced options to purchase shares of Company common stock held by executive officers and directors are eligible to be tendered in the offer. As of June 26, 2003, none of the executive officers or directors of the Company had yet informed the Company as to whether or not they intend to participate in the offer and tender their options.

                  Details of the number of shares of common stock hereinafter beneficially owned by executive officers and directors are as follows:

                         NAME OF                                                                 PERCENTAGE OF
                      BENEFICIAL OWNER                                                         TOTAL OUTSTANDING
         -----------------------------------                                 COMMON SHARES       COMMON SHARES
                                                                             -------------     ------------------
         Kevin L. Barnett..........................................            74,000(1)                *
         Thomas R. Cellitti........................................            31,000(2)                *
         James F. Crowley..........................................            54,000(3)                *
         Herman F. Dick, Jr........................................            11,400(4)                *
         Ralph O. Hellmold.........................................           126,000(5)             1.3%
         Thomas M. Hough...........................................            45,000(6)                *
         Stephen J. Klestinec......................................            54,285(7)                *
         Malcolm M. Prine..........................................           172,011(8)             1.7%
         James L. Simonton.........................................           174,691(9)             1.8%
         All directors, nominees and executive officers as a group
            (9 persons)............................................            742,387               7.1%

----------------

*Less than 1% of the outstanding shares of common stock.

(1) Includes: (i) 66,500 shares of common stock which Mr. Barnett has the right to acquire within 60 days through the exercise of stock options;
         (ii) 5,000 shares of common stock as to which Mr. Barnett shares voting and investment power with his wife; and (iii) 2,500 shares of common stock held by Mr. Barnett in the Core Molding Technologies, Inc. Employee Stock Purchase Plan.

(2) Includes: (i) 21,000 shares of common stock which Mr. Cellitti has the right to acquire within 60 days through the exercise of stock options; and (ii) 10,000 shares of common stock as to which Mr. Cellitti has sole voting and investment power.

(3) Includes: (i) 35,000 shares of common stock which Mr. Crowley has the right to acquire within 60 days through the exercise of stock options;
         (ii) 18,000 shares of common stock as to which Mr. Crowley has sole voting and investment power; and (iii) 1,000 shares of common stock as to which Mr. Crowley shares voting and investment power with his wife.

(4) Includes: 11,400 shares of common stock which Mr. Dick has the right to acquire within 60 days through the exercise of stock options

(5) Includes: (i) 35,000 shares of common stock which Mr. Hellmold has the right to acquire within 60 days through the exercise of stock options; and (ii) 91,000 shares of common stock as to which Mr. Hellmold has sole voting and investment power.

(6) Includes: (i) 35,000 shares of common stock which Mr. Hough has the right to acquire within 60 days through the exercise of stock options; and (ii) 10,000 shares of common stock which are held in trust for the benefit of Mr. Hough's wife, who is trustee of the trust.

(7) Includes: (i) 38,000 shares of common stock which Mr. Klestinec has the right to acquire within 60 days through the exercise of stock options;
         (ii) 12,000 shares of common stock as to which Mr. Klestinec has sole voting and investment power; and (iii) 4,285 shares of common stock held by Mr. Klestinec in the Core Molding Technologies, Inc. Employee Stock Purchase Plan.

(8) Includes: (i) 105,000 shares of common stock which Mr. Prine has the right to acquire within 60 days through the exercise of stock options;
         (ii) 1,011 shares of common stock held by Mr. Prine's wife; (iii) 5,000 shares of common stock held by Mr. Prine's daughter; and (iv) 61,000 shares of common stock as to which Mr. Prine has sole voting and investment power.

(9) Includes: (i) 70,750 shares of common stock which Mr. Simonton has the right to acquire within 60 days through the exercise of stock options;
         (ii) 100,000 shares of common stock as to which Mr. Simonton has sole voting and investment power; and (iii) 3,941 shares of common stock held by Mr. Simonton in the Core Molding Technologies, Inc. Employee Stock Purchase Plan. Excludes 150,000 phantom stock units granted to Mr. Simonton on January 15, 2000, in connection with his initial employment pursuant to a Phantom Stock Agreement dated January 15, 2000, between Core Molding and Mr. Simonton.

ITEM 12.  EXHIBITS

Exhibit (a)(1)             Offer to Acquire All Outstanding Stock Options for New Stock Options, dated June 6,
                           2003.

Exhibit (a)(2)             Form of Letter to Offerees, dated June 6, 2003.

Exhibit (a)(3)             Form of Letter of Transmittal, dated June 6, 2003, as amended June 27, 2003.

Exhibit (a)(4)             Core Molding Technologies, Inc. Annual Report
                           on Form 10-K for its fiscal year ended December 31,
                           2002 (filed with the Securities and Exchange
                           Commission on March 31, 2003 and incorporated by
                           reference and made a part hereof).

Exhibit (a)(5)             Core Molding Technologies, Inc. Quarterly
                           Report on Form 10-Q for its fiscal quarter ended
                           March 31, 2003 (filed with the Securities and
                           Exchange Commission on May 14, 2003 and incorporated
                           by reference and made a part hereof).

Exhibit (a)(6)             Supplement No. 1 dated June 27, 2003 to Offer to Acquire All Outstanding Stock Options
                           for New Stock Options dated June 6, 2003.

Exhibit (a)(7)             Form of Cover Letter to Offerees, dated June 27, 2003.

Exhibit (a)(8)             Form of Confirmation of Receipt of Letter of Transmittal and Promise to
                           Grant New Options

Exhibit (b)                Not applicable

Exhibit (d)                Amended and Restated Long-Term Equity Incentive
                           Plan (incorporated by reference to Exhibit 4.6 of
                           Registration Statement on Form S-8 filed June 4,
                           2003, SEC Registration No. 333-29203)

Exhibit (g)                Not applicable

Exhibit (h)                Not applicable

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CORE MOLDING TECHNOLOGIES, INC.



                                    By:   /s/ Herman F. Dick, Jr.
                                          --------------------------------------
                                          Herman F. Dick, Jr., Treasurer and
                                          Chief Financial Officer

Dated: June 27, 2003

                                  EXHIBIT INDEX

EXHIBIT DESIGNATION                                            DESCRIPTION

(a)(1)*          Offer To Acquire All Outstanding Stock Options For New Stock  Options, dated
                 June 6, 2003

(a)(2)*          Form of Letter to Offerees, dated June 6, 2003

(a)(3)           Form of Letter of Transmittal, dated June 6, 2003, as amended June
                 27, 2003.

(a)(4)*          Core Molding Technologies, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2002 (filed with the Securities and Exchange
                 Commission on March 31, 2003 and incorporated by reference and made a part hereof)

(a)(5) Core Molding Technologies, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2003 (filed with the Securities and Exchange Commission on May 14, 2003 and incorporated by reference and made a part hereof).

(a)(6)           Supplement No. 1 dated June 27, 2003 to Offer to Acquire All
                 Outstanding Stock Options for New Stock Options dated June 6, 2003.

(a)(7)           Form of Letter to Offerees, dated June 27, 2003.

(a)(8)           Form of Confirmation of Receipt of Letter of Transmittal and  Promise to
                 Grant New Options.

(b)              Not applicable

(d)*             Amended and Restated Long-Term Equity Incentive Plan
                 (incorporated by reference to Exhibit 4.6 of Registration
                 Statement on Form S-8 filed June 4, 2003, SEC Registration No.
                 333-29203)

(g)              Not applicable

(h)              Not applicable

*Previously filed.